Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On October 19, 2026, NuCube issued the below press release and made the below communications on its LinkedIn and X accounts.

NTHU Signs Exclusive Collaboration Agreement with NuCube Energy to Explore Deploying NuSun™ Microreactors for Power, Research, and Medical Applications

Partners To Formalize Deal at Upcoming Signing Ceremony on October 19th

IDAHO FALLS, Idaho and HSINCHU, Taiwan — Oct. 19, 2026 — National Tsing Hua University (NTHU) signed a Collaboration Agreement today with NuCube Energy, Inc (“NuCube”), a U.S.-based advanced-nuclear technology company productizing factory-built microreactors. The two parties will engage in technical exchanges and feasibility assessments concerning Micro Modular Reactor (“MMR”) technology development, research applications, and potential deployment.

As Taiwan’s leading comprehensive research university located in the heart of Hsinchu, Taiwan’s premier high-tech development and manufacturing hub, NTHU has played a vital role in Taiwan's nuclear science education and technological research for more than 60 years. Its Tsing Hua Open-Pool Reactor (THOR), located on the university’s campus, has been in operation for over 65 years and is scheduled to be decommissioned in 2040. To ensure the continuity of education, research, and medical applications in nuclear science, NTHU has decided, following site visits and extensive evaluations, to collaborate with NuCube to further explore the feasibility of deploying an MMR on its campus.

MMRs are a new generation of small nuclear reactors characterized by their compact size, modular design, and potential for factory fabrication and assembly. They incorporate passive safety systems and, depending on their configurations, can also support scientific research and other non-power applications.

NuCube’s NuSunᵀᴹ platform is a factory-built, microreactor design that uses TRISO fuel and heat-pipe cooling. This architecture is engineered for passive safety with minimal moving parts in the core, no reliance on active pumps or large pressure vessels for primary heat removal, and the ability to deliver high-temperature output. These features support simplified deployment, reduced maintenance, and potential applications in both electricity generation and high-value industrial heat. NuCube is currently advancing its first demonstration unit in partnership with Idaho State University under the U.S. Department of Energy’s Nuclear Reactor Innovation Center Launch Pad USA program.

This Collaboration Agreement establishes a framework for technical exchanges and feasibility assessments on the potential deployment of NuCube’s NuSun™ platform microreactors at NTHU. Under the agreement, the parties intend to explore two potential platforms: a NuSun-1 unit with the use of thermophotovoltaic cells, and a modified version tailored for boron neutron capture therapy (BNCT), research activities, and potential isotope production. This dual approach would support continuity of NTHU’s long-standing nuclear education and research mission while also evaluating clean power applications relevant to Taiwan’s energy needs and energy-intensive industries in the Hsinchu region as well as other industrial parks and regions throughout Taiwan.

NTHU President W. John Kao noted that Taiwan's Ministry of Economic Affairs, in its 2030 Energy Transition White Paper released in June this year, stated that the government would maintain an open attitude toward emerging nuclear technologies, continue monitoring international developments, and evaluate new nuclear technologies suitable for Taiwan. As Taiwan's only university with such comprehensive facilities and capabilities for nuclear education and research, NTHU has a natural role and unique capability to advance education and technological development in this field.

Professor Tsung-Kuang Yeh, Dean of NTHU's College of Nuclear Science, stated that the school plans to install the nation's first 1 MW NuSun-1 MMR at the university to support nuclear education and research.

Professor Yeh further noted that NTHU welcomes and encourages Taiwan's domestic mechanical and electrical equipment manufacturers to undertake preliminary preparations and actively explore opportunities to participate in the supply of materials, equipment, and components for potential MMR-related projects at NTHU. Such collaboration could strengthen the capabilities and opportunities of Taiwanese suppliers and manufacturers to participate in the advanced nuclear energy industry, creating mutual benefits for academia and industry.

NTHU could also serve as a demonstration and reference site for future applications of MMRs and Small Modular Reactors (“SMRs”) in energy-intensive industries. The university could share its experience in reactor deployment, key nuclear safety considerations, technical expertise, and information on qualified personnel with interested industries.

“We are honored to partner with National Tsing Hua University, one of Asia’s premier institutions for nuclear science, education, and research,” said Cristian Rabiti, Co-founder and Chief Executive Officer of NuCube Energy. “This collaboration builds on our ongoing work with Idaho State University and reflects NuCube’s approach of working closely with universities to advance technology demonstration, workforce development, and practical applications of our factory-built NuSun™ platform. We look forward to the technical exchanges ahead and to exploring how our simpler, passively safe microreactors can support NTHU’s mission in research, medical applications such as BNCT, and the broader transition toward advanced nuclear solutions in Taiwan.”

This collaboration agreement between NTHU and NuCube Energy has garnered attention and support from public sectors and relevant industries in both Taiwan and the United States. NTHU anticipates that once NuCube Energy's MMR achieves commercial operation in the United States, it can be adopted on NTHU campus, marking the first step in Taiwan's transition toward adopting new nuclear technologies.

Signatories:

●	W. John Kao, President, National Tsing Hua University

●	Dr. Cristian Rabiti, CEO, NuCube Energy

Attendees:

●	Po-Wen Chiu, Vice President, National Tsing Hua University

●	Shun-Chi Wu, Dean of Student Affairs, National Tsing Hua University

●	Tsung-Kuang Yeh, Dean, College of Nuclear Science, National Tsing Hua University

●	Fan-Yi Ouyang, Chair, Department of Engineering and System Science, National Tsing Hua University

●	Huey-Min Tsai, Director, Institute of Nuclear Engineering and Science, National Tsing Hua University

●	Jung-Chung Hsu, Director, Nuclear Science and Technology Development Center, National Tsing Hua University

●	Kuan-Che Lan, Associate Professor, Institute of Nuclear Engineering and Science, National Tsing Hua University

About National Tsing Hua University

Founded in 1911 and re-established in Hsinchu, Taiwan, in 1956, National Tsing Hua University (NTHU) is a comprehensive research university committed to academic excellence and innovation. Its 14 colleges span science, engineering, nuclear science, humanities and social sciences, life sciences and medicine, electrical engineering and computer science, technology management, education, arts, economics and political science, semiconductors, and sustainability.

NTHU established Taiwan’s first university-initiated and university-operated science park. Through partnerships across the global innovation ecosystem, the park advances the commercialization of deep tech research, fosters open innovation, builds cross-border innovation hubs, and nurtures the next generation of unicorn companies.

The university also houses Taiwan’s only research nuclear reactor, supporting pioneering applications in boron neutron capture therapy (BNCT). NTHU has helped treat hundreds of patients from around the world with brain cancer, head and neck cancer, and melanoma, translating scientific research into meaningful clinical care.

NTHU’s distinguished alumni include Nobel laureates in Physics Chen-Ning Yang and Tsung-Dao Lee, Nobel laureate in Chemistry Yuan-Tseh Lee, and Wolf Prize laureate in Mathematics Shiing-Shen Chern. Their achievements reflect a longstanding tradition of scholarship and discovery that continues to inspire the university’s contributions to society.

About NuCube Energy, Inc.

NuCube Energy, Inc. is an advanced nuclear technology company developing factory-built microreactors that deliver firm, carbon-free electricity and high-temperature process heat at the point of use. The Company's NuSun™ platform is built around a solid-state, heat-pipe-cooled reactor that eliminates the coolant pumps and complex heat exchangers, as well as large pressure vessels found in conventional reactors, supporting a passively safe, walk-away design intended to simplify licensing, lower lifecycle cost, and accelerate commercial scaling compared to other advanced nuclear technologies.

NuCube operates an integrated develop-build-operate model spanning site selection and licensing, factory fabrication, fuel procurement, long-life operation, and commercialization through reactor sales, operations-as-a-service, and technology licensing. For more information, visit www.nucube.energy.

On June 25, 2026, NuCube announced that it has entered into a business combination agreement with Launch Two Acquisition Corp. (NASDAQ: LPBB) (“Launch Two”). Upon closing, the combined company is expected to be listed on Nasdaq or NYSE, subject to satisfaction of listing requirements and other conditions to closing the business combination.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Launch Two and NuCube intend to file with the SEC a registration statement on Form S-4, (as amended or supplemented from time to time, the “Registration Statement”), which will include a proxy statement/prospectus relating to the proposed business combination. Investors, shareholders, and other interested persons are urged to read the Registration Statement, the proxy statement/prospectus, and all other relevant documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Launch Two, NuCube, and the Business Combination. Investors will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or a solicitation of any proxy, vote, consent, or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in Solicitation

NuCube and Launch Two and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Launch Two’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests of Launch Two’s directors and officers in the Business Combination in Launch Two’s filings with the SEC, including the IPO Prospectus (as defined below). To the extent that holdings of Launch Two’s securities have changed from the amounts reported in the IPO Prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Launch Two’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus on Form S-4 for the Business Combination, which will be filed by Launch Two and NuCube with the SEC. Investors, shareholders and other interested persons are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Business Combination. Investors, shareholders and other interested persons will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NuCube and Launch Two through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This Press Release and any oral statements made in connection with this Press Release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of NuCube, Launch Two, or NTHU, any of their respective affiliates in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Press Release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein any representation to the contrary is a criminal offense.

Forward-Looking Statements

This Press Release contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding NuCube, Launch Two, the Combined Company, and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets held by NuCube and by Launch Two, advanced nuclear energy, microreactor deployment, industrial power generation, AI data center energy demand and related energy infrastructure trends, the anticipated business of the Combined Company, NuCube and the markets in which they operate, planned business strategies, including, without limitation, NuCube’s plans to deploy its microreactor technologies to support industrial, manufacturing and data center energy needs, plans and use of proceeds, objectives of management for future operations of NuCube, expected operating costs of the Combined Company and its subsidiaries, the upside potential and opportunity for investors, the Combined Company and NuCube’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Launch Two’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions; but the Press Release may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Press Release, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Launch Two’s securities; the risk that the Business Combination may not be completed by Launch Two’s business combination deadline or any extension thereto; the failure by the Parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Launch Two’s shareholders; the failure of the Combined Company to obtain or maintain the listing of its securities on the Nasdaq Stock Market or the New York Stock Exchange after closing of the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and regulatory conditions; risks relating to NuCube’s or the Combined Company’s anticipated operations and business, including, without limitation, NuCube’s plans to design, license, commercialize and deploy its microreactor technologies, including the costs, timeline, regulatory approvals and risks associated therewith; risks related to increased competition in the industries in which the Combined Company will operate; risks that after consummation of the Business Combination, the Combined Company may experience difficulties managing its growth, expanding operations, or executing its strategies; risks relating to the licensing, regulatory approval, construction, deployment and operation of advanced nuclear reactor technologies and related energy infrastructure; the outcome of any potential legal proceedings that may be instituted against NuCube, Launch Two, or others following announcement of the Business Combination; and those risk factors discussed in documents that NuCube or Launch Two filed, or will file, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the (i) final prospectus of Launch Two dated as of October 7, 2024 and filed by Launch Two with the SEC on October 8, 2024 (the “IPO Prospectus”), (ii) the annual report on Form 10-K filed by Launch Two with the SEC on March 27, 2026, (iii) a registration statement on Form S-4 that Launch Two and NuCube intend to file in connection with the Business Combination, which will include a proxy statement of Launch Two, and other documents filed or to be filed by Launch Two and NuCube from time to time with the SEC. These materials do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither Launch Two nor NuCube presently knows or that Launch Two and NuCube currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties nor any of their representatives gives any assurance that any of Launch Two, NuCube, or the Combined Company will achieve its expectations.

Investor Relations Contact:

Gateway Group

Georg Venturatos, Patrick Hall

949-574-3860

NuCube@gateway-grp.com

Media Relations Contact:

NuCube Energy

media@nucube.energy

Gateway Group

Zach Kadletz

949-574-3860

NuCube@gateway-grp.com

NuCube LinkedIn Post 1:

NuCube Energy has signed a collaboration agreement with National Tsing Hua University to explore the potential deployment of our NuSunᵀᴹ microreactors. The partnership will assess two possible designs: one for generating electricity and another for nuclear research, targeted cancer treatment, and potential isotopoe [sic] production.

This agreement expands our work with universities to evaluate how NuSunᵀᴹ can support power, research, and medical applications.

Read the full announcement: <Link to Press Release>

NuCube LinkedIn Post 2:

At a signing ceremony today, CEO Cristian Rabiti joined National Tsing Hua University (NTHU) President W. John Kao to mark our collaboration agreement to explore the potential deployment of NuSunᵀᴹ microreactors in Taiwan.

The next step is to evaluate how our technology could support power generation, nuclear education and research, and medical applications. We look forward to partnering with NTHU to explore these opportunities.

Read more about the announcement: <Link to news article>

NuCube X Post 1:

NuCube Energy signed a collaboration agreement with @NTHU_TAIWAN to explore the deployment of NuSunᵀᴹ microreactors for power, nuclear research, and medical applications, including targeted cancer treatment.

Read more: <Link to Press Release>

NuCube X Post 2:

CEO Cristian Rabiti joined @NTHU_TAIWAN President W. John Kao to mark our collaboration agreement. Together, we’ll assess how NuSunᵀᴹ microreactors can support power, nuclear research, and medical applications in Taiwan.

Read more about the announcement: <Link to news article>